As filed with the Securities and Exchange Commission on September 23, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                  --------------------
                                 SCHEDULE 13E-4
                                (Amendment No. 1)
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                              ALBEMARLE CORPORATION
                                (Name of Issuer)

                              ALBEMARLE CORPORATION
                      (Name of Person(s) Filing Statement)

                                  Common Stock
                         (Title of Class of Securities)

                                 012 653 101
                      (CUSIP Number of Class of Securities)

                            E. Whitehead Elmore, Esq.
             Senior Vice President, Secretary and General Counsel
                              ALBEMARLE CORPORATION
                             330 South Fourth Street
                            Richmond, Virginia 23219
                                (804) 788-6000
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)
                                  --------------------
                                   Copies to:
                             Allen C. Goolsby, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                 August 24, 1998
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)



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      The Issuer Tender Offer Statement on Schedule 13E-4, dated as of August
24, 1998, relating to the offer by Albemarle Corporation (the "Company") to purchase 5,000,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share (the "Shares"), at prices not in excess of $19.50 nor less than $17.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 24, 1998, and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's employee savings plan), which together constitute the "Offer", is hereby amended to incorporate the information included in the exhibit referred to below.

Item 9.  Material to Be Filed as Exhibits.

      Item 9 is hereby amended to include the following additional exhibit:

      (a)(11) Text of Press Release Issued by the Company, dated September 23, 1998.


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.


September 23, 1998

                                    ALBEMARLE CORPORATION




By: /s/ E. Whitehead Elmore
   _______________________________________________
                     Name:  E. Whitehead Elmore
                     Title: Senior Vice President,
                     Secretary and
                     General Counsel

                                  EXHIBIT INDEX

Exhibit
Number                             Description

(a)(11)           Text of Press Release Issued by the Company, dated
September 23, 1998.